SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                     Sociedad Quimica y Minera de Chile S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Series A Common Stock, no par value ("Series A Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    833636103
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                     Potash Corporation of Saskatchewan Inc.
                             122 - 1st Avenue South
                             Saskatoon, Saskatchewan
                                 Canada S7K 7G3
                                 (306) 933-8500
--------------------------------------------------------------------------------

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  May 17, 2002
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Continued on the following pages)
                               (Page 1 of 6 Pages)

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potash Corporation of Saskatchewan Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS

              BK, AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Saskatchewan, Canada

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 101,000 Series A Shares (See Item 5)
       WITH
                               8       SHARED VOTING POWER

                                       53,562,519 Series A Shares (See Item 5)

                               9       SOLE DISPOSITIVE POWER

                                       101,000 Series A Shares (See Item 5)

                              10       SHARED DISPOSITIVE POWER

                                       53,562,519 Series A Shares (See Item 5)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              53,663,519  Series A Shares

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.57% (See Item 5(a))

    14        TYPE OF REPORTING PERSON

              CO

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Inversiones El Boldo Limitada

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|_|
                                                                          (b)|_|
     3        SEC USE ONLY


     4        SOURCE OF FUNDS

              BK and AF  (See Item 3)

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Republic of Chile

    NUMBER OF SHARES           7       SOLE VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON
       WITH
                               8       SHARED VOTING POWER

                                       53,562,519 Series A Shares (See Item 5)

                               9       SOLE DISPOSITIVE POWER



                              10       SHARED DISPOSITIVE POWER

                                       53,562,519 Series A Shares (See Item 5)

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              53,562,519  Series A Shares

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES |_|

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.50% (See Item 5(a))

    14        TYPE OF REPORTING PERSON

              CO

Item 1.   Security and Issuer.
------    -------------------

          No change.

Item 2.   Identity and Background.
------    -----------------------

          No change.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          The total amount of funds (excluding applicable brokerage commissions) utilized by Chile Holdco to acquire the Series A Shares beneficially owned by the Reporting Persons was approximately 105.8 billion Chilean pesos or approximately U.S.$150 million. Chile Holdco obtained approximately U.S.$127.4 million through a combination of a bank loan (secured in part by PCS and in part by an affiliate of PCS) and additional capitalization of Chile Holdco originating from PCS. PCS provided the funds necessary to secure the loan and to fund the additional capitalization of Chile Holdco from a combination of cash on hand and borrowings pursuant to its general operating credit facility. Chile Holdco obtained approximately U.S.$22.6 million through a loan from PCS.

          PCS utilized its own funds to purchase 101,000 additional shares for which it is sole beneficial owner.

Item 4.   Purpose of Transaction.
------    ----------------------

          In transactions occurring on May 14 and May 17, 2002, PCS Chile Holdco purchased a net total of 3,145,788 Series A Shares. All of such Series A Shares were purchased in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange). In addition, on May 17, 2002, PCS purchased 100,000 Series A Shares in the form of American Depositary Receipts, each representing 10 Series A Shares. The Series A Shares beneficially owned by the Reporting Persons were acquired by them as a strategic investment in a company active in complementary markets.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) PCS beneficially owns the following Series A Shares:

                 Number of Series A                  % of All Equity Securities
                       Shares         % of Class(1)         of Issuer(2)
                   -------------     -------------         -------------

PCS.............     53,663,519(3)       37.57%                20.39%
Chile Holdco....     53,562,519          37.50%                20.35%


(1)  Based upon 142,819,552 Series A Shares outstanding as of May 2, 2002.

(2) Based upon 142,819,552 Series A Shares and 120,376,972 shares of Series B Common Stock, no par value, of the Issuer outstanding as of May 2, 2002.

(3) PCS beneficially owns 101,000 Series A Shares in the form of American Depositary Receipts, each representing 10 Series A Shares.

          (b) No change.

          (c) No change.

          (d) No change.

          (e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------

          No change.

Item 7.   Material to be Filed as Exhibits.
------    --------------------------------

          No change.

                                   SIGNATURES

          After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date: May 30, 2002    Potash Corporation of Saskatchewan Inc.


                                         /s/ Wayne R. Brownlee
                                         ---------------------
                                         By:    Wayne R. Brownlee
                                         Title: Senior Vice President, Treasurer
                                                and Chief Financial Officer

                  Date: May 30, 2002    Inversiones El Boldo Limitada

                                         /s/ Mark G. Boulanger
                                         ---------------------
                                         By:    Mark G. Boulanger
                                         Title: Executive Officer